SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Morgan Stanley Government Income Trust

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61745P 10 6

(CUSIP Number)

Kenneth R. Miller, Esq.

Yale University

55 Whitney Avenue

New Haven, CT 06510-1300

(203) 432-0120

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2006

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61745P 10 6
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yale University I.R.S. Identification No. 06-0646973-N
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,314,800
	8.	Shared Voting Power Not Applicable
	9.	Sole Dispositive Power 9,314,800
	10.	Shared Dispositive Power Not Applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,314,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.93%
14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”) of Morgan Stanley Government Income Trust, an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts (the “Trust”), whose principal executive offices are located at c/o Morgan Stanley Investment Advisors Inc., Harborside Financial Center – Plaza Two, Jersey City, NJ 07311-3977.

Item 2.	Identity and Background

(a) This Statement is being filed by Yale University, a Connecticut corporation (the “Reporting Person”).

 (b) The business address of the Reporting Person is c/o Yale University Investments Office, 55 Whitney Avenue, New Haven, CT 06510-1300.

 (c) The Reporting Person is a large research university with a wide array of programs, departments, schools, centers, museums, and affiliated organizations. The Reporting Person invests money for its endowment.

 (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

 (f) The name, business address and present principal occupation or employment of each of the fellows and executive officers of the Reporting Person are set forth in Annex A to this Statement and are incorporated herein by reference. Unless otherwise indicated in Annex A, each of the fellows and executive officers of the Reporting Person is a citizen of the United States. To the Reporting Person’s best knowledge and belief, none of the Reporting Person’s fellows or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) above.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of 9,314,800 shares of Common Stock reported by the Reporting Person was funds available for investment of the Reporting Person. The Reporting Person received such funds as gifts from donors to support its programs and net investment gains thereon.

Item 4.	Purpose of Transaction

The Common Stock was acquired by the Reporting Person for the purpose of investment. In the prospectus, GVT’s management already recognizes the importance of narrowing the discount for the benefit of its shareholders: “Shares of closed-end investment companies frequently trade at a discount from net asset value. In recognition of the possibility that the Trust’s shares might similarly trade at a discount, the Trustees have determined that it would be in the interest of shareholders for the Trust to take action to attempt to reduce or eliminate a market value discount from net asset value. To that end, the Trustees presently contemplate that the Trust from time to time take action either to repurchase in the open market or to tender for its own shares at net asset value.” The Reporting Person intends to evaluate the Trust’s prospects and financial condition, the market for the Common Stock, and other factors. As a part of such evaluation, the Reporting Person, or its respective agents, may participate in meetings or hold discussions with the Trust’s management, other shareholders and other persons, in which discussions the Reporting Person or its agents may express their views with respect to the operations, assets, capital structure or ownership of the Trust, and possible changes therein as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form. Therefore, the Reporting Person has elected to file Schedule 13D filings in lieu of its normal Schedule 13G filings.

Depending upon, among other things, the factors set forth above, the Reporting Person reserves the right to (i) dispose of all or part of its investment in the Common Stock at any time, (ii) acquire additional Common Stock, (iii)  propose a merger or similar business combination involving the Trust, (iv) propose open-ending the fund, or (v) take any other action with respect to the Trust.

Except as described above in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

(a)        The acquisition by any person of additional securities of the Trust, or the disposition of securities of the Trust;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Trust;

(c)        A sale or transfer of a material amount of assets of the Trust;

(d)        Any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization of the Trust;

(f)         Any other material change in the Trust’s business or structure;

(g)        Changes in the Trust’s declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

(h)        Causing a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

 (a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 9,314,800 shares of Common Stock. The Common Stock owned by the Reporting Person constitutes approximately 28.93% of the Common Stock issued and outstanding (computed on the basis of 32,202,114 shares of Common Stock issued and outstanding, as reported by the Trust on May 31, 2006).

 (b) The Reporting Person has sole power to dispose of 9,314,800 shares of Common Stock and sole power to vote 9,314,800 shares of Common Stock

 (c) The Reporting person bought shares of Common Stock in broker transactions as follows:

Date	Shares	Price/Share
4/10/2006	26,500	8.5500
4/11/2006	2,200	8.5500
4/12/2006	29,600	8.5549
4/13/2006	5,200	8.5467
4/17/2006	13,800	8.5200
4/18/2006	7,300	8.5379
4/19/2006	16,500	8.5600
4/24/2006	11,400	8.5600
4/25/2006	12,700	8.5588
4/26/2006	5,000	8.5300
4/27/2006	1,500	8.5300
4/28/2006	2,000	8.5400
5/1/2006	5,100	8.5400
5/3/2006	2,000	8.5210
5/4/2006	100	8.4900
5/5/2006	5,300	8.4900
5/9/2006	2,800	8.5100
5/10/2006	3,100	8.5100
5/10/2006	7,300	8.5000
5/12/2006	3,800	8.5000
5/16/2006	600	8.5100
5/25/2006	5,900	8.5500
5/25/2006	13,300	8.5400
6/1/2006	100	8.5400

  (d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.
Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2006

YALE UNIVERSITY

	By:	/s/ David F. Swensen
Name: David F. Swensen
Title: Chief Investment Officer

Annex A

Officers of Yale University:

Richard C. Levin

President

Woodbridge Hall

105 Wall Street

P.O. Box 208229

New Haven, CT 06520-8229

Bruce D. Alexander

Vice President for New Haven

and State Affairs and Campus Development

433 Temple Street

P.O. Box 208332

New Haven, CT 06520-8332

Andrew D. Hamilton

Provost

1 Hillhouse Avenue

P.O. Box 208365

New Haven, CT 06520-8365

Shauna R. King

Vice President for Finance and Administration

2 Whitney Avenue, 7th floor

P.O. Box 208304

New Haven, CT 06520-8304

Linda Koch Lorimer

Vice President and Secretary

Woodbridge Hall

105 Wall Street

P.O. Box 208230

New Haven, CT 06520-8230

Inge T. Reichenbach

Vice President for Development

One Century Tower

265 Church Street

P.O. Box 2038

New Haven, CT 06521-2038

Dorothy K. Robinson

Vice President and General Counsel

2 Whitney Avenue, 6th Floor

P.O. Box 208255

New Haven, CT 06520-8255

Fellows of the Yale Corporation:

Richard C. Levin

President

Woodbridge Hall

105 Wall Street

P.O. Box 208229

New Haven, CT 06520-8229

G. Leonard Baker

Managing Director

Sutter Hill Ventures

755 Page Mill Road, Suite A200

Palo Alto, CA 94304-1005

Edward P. Bass

Chairman and Chief Executive Officer

Fine Line Inc.

201 Main Street

Fort Worth, TX 76102

Roland W. Betts

Chairman

Chelsea Piers Management, Inc.

Pier 62, Suite 300

New York, New York 10011

Gerhard Casper

President Emeritus

Peter & Helen Bing Professor in

Undergraduate Education, and Professor of Law

Stanford University

Freeman Spogli Institute for International Studies

E115 Encina Hall

Stanford, CA 94305-6055

Susan Crown

Vice President

Henry Crown & Company

222 North LaSalle Street, Suite 2000

Chicago, IL 60601

Charles D. Ells

Managing Partner

The Partners of ‘63

One Century Tower

265 Church Street, 16th Floor

New Haven, CT 06510

Jeffrey P. Koplan

Vice President for Academic Health Affairs

Emory University

Atlanta, GA 30322

Maya Y. Lin

Founder and Principal

Maya Lin Studio

112 Prince Street, 4th Floor

New York, NY 10012

Margaret H. Marshall

Chief Justice

Supreme Judicial Court

John Adams Courthouse

One Pemberton Square, Suite 2200

Boston, MA 02108-1735

William I. Miller

Chairman & CEO

Irwin Financial Corporation

500 Washington Street

P.O. Box 929

Columbus, IN 47202-0929

Indra K. Nooyi

President and Chief Financial Officer

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, NY 10577

Barrington D. Parker, Jr.

United States Court of Appeals for the Second Circuit

40 Foley Square

New York, NY  10007

Theodore P. Shen

178 Columbia Heights

Brooklyn, NY 11201-2105

Janet L. Yellen

President and Chief Executive Officer

Federal Reserve Bank of San Francisco

101 Market Street

San Francisco, CA 94105

Fareed Zakaria

Editor

Newsweek International

251 West 57th Street

New York, NY 10019-1894